Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Essex Property Trust, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of Essex Property Trust, Inc.  of our reports dated February 26, 2014, with respect to: (i) the consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule III, and (ii) the effectiveness of internal control over financial reporting of Essex Property Trust, Inc. as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10‑K of Essex Property Trust, Inc. and Essex Portfolio, L.P.

/s/ KPMG LLP
KPMG LLP

San Francisco, California
March 31, 2014